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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference in this Post-Effective Amendment No. 20 to Registration Statement No. 033-63935 of Variable Account D of Union Security Insurance Company (formerly Fortis Benefits Insurance Company), on Form N-4, of our report dated February 22, 2006, relating to the statements of assets and liabilities of Variable Account D as of December 31, 2005, and the related statements of operations and of changes in net assets for the respective stated periods then ended, and the financial highlights for the respective stated periods in the four year period then ended, appearing in the Statement of Additional Information, which is incorporated by reference in such Registration Statement, and to the reference to us under the heading "Experts" in such Statement of Additional Information.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
January 12, 2007